The Real Brokerage Surpasses 10,000 Agents; To Launch Division Focused on Supporting Military Members and Veterans with the Addition of Sentry Residential

TORONTO & NEW YORK - April 4, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced Sentry Residential has merged its military-focused national brokerage into Real. Real will leverage the addition of Sentry along with Real's existing 500-plus military-focused agents to launch a Real Military Division, the first of several planned divisions of practice.

Sentry brings strong relationships with groups like the U.S. Department of Defense in supporting service personnel with housing and career needs. It has helped more than 3,000 military families and Veterans achieve their homeownership goals and provided a career path for hundreds of military-affiliated personnel across the 74 markets in 24 states in which it operates.

Sentry's addition pushed Real above the 10,000-agent mark and culminated the brokerage's strong recruiting gains in the first quarter of 2023.

"Surpassing 10,000 agents is a significant milestone," said Real Chairman and Chief Executive Officer Tamir Poleg. "The fact that we've grown from just over 8,000 agents at year-end to more than 10,000 today, reinforces that our agent-centric model and the community we are building at Real is unlike any other in the industry. Successful groups like Sentry Residential see our growth and shared values as driving factors in their decision to align with Real."

Mike Chiesl, a top-producing San Diego real estate broker and decorated U.S. Marine Corps Veteran, and Daniel DeVille, the son of an Air Force Veteran and successful entrepreneur, launched Sentry in 2018 with a vision of becoming the first national brokerage firm dedicated to improving the lives of military families for generations through home ownership. Their goal was to take what Chiesl was doing locally to help military families and Veterans buy and sell homes and provide career opportunities for members of the military and expand it on a national scale. Today, Chiesl's local San Diego team ranks among the top 1% in the nation based on sales.

The Real Military Division will consist of Sentry's team, Real's 500-plus military-focused agents and any future agents seeking a brokerage that specializes in serving this community. The division is Real's first specialty practice group designed to align agents who specialize in a particular sector of real estate to collaborate and learn from one another.

"We are thrilled to welcome Mike, Dan and the Sentry team to Real. They share our commitment to bettering the lives of agents, especially those who have given so much to their country while helping our clients achieve their homeownership goals," Real President Sharran Srivatsaa said.

"We believe we have found a kindred spirit in Real. Tamir and Sharran share our passion for giving back to those who have sacrificed so much to serve their country," Chiesl said. "We are excited to bring our expertise to Real and make military real estate a core competency that's driven by a commitment to serve."

DeVille said, "Our mission to help military families has driven our business from Day One. As part of Real, we have a greater opportunity to scale and touch the lives of military families both through helping them realize their homeownership goals as well as providing life-changing career opportunities in real estate."

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 45 states, D.C., and three Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding planned divisions of practice.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221